Via Facsimile and U.S. Mail
Mail Stop 6010

January 29, 2009

Christopher R. Sachs
Chief Accounting Officer
Hartville Group, Inc.
3840 Greentree Avenue SW
Canton, OH 44706

Re: Hartville Group, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the Quarterly Period ended June 30, 2008
Filed August 14, 2008
File Number: 000-51993

Dear Mr. Sachs,

We have completed our review of your Form 10-KSB and other filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief